EXHIBIT 99.1

EDAP Announces Senior Management Transition

CFO Eric Soyer Resigns to Accept Top Management Position of Publicly-Traded Biotech Company

LYON, France, July 2, 2015 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, today announced that Eric Soyer, Chief Financial Officer, has resigned from the Company to accept a top management position at a publicly traded biotechnology company. To ensure a smooth transition, Mr. Soyer will remain with the Company through August 31, 2015.

"Eric has been a key member of our leadership team for nearly ten years. During that time, he has built a highly capable finance team, and been instrumental in establishing and implementing our financial reporting policies and internal controls. We are confident in the quality of this team to ensure a seamless transition," said Marc Oczachowski, Chief Executive Officer of EDAP.

The Company aims to appoint a permanent successor in the near future.

"On behalf of EDAP's management and Board, we thank Eric for his contributions, congratulate him on this new opportunity and wish him well in his next endeavor," added Philippe Chauveau, Chairman of the Board.

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer outside the U.S. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico and Canada. EDAP TMS is currently pursuing a Direct De Novo petition in parallel of a PMA for Ablatherm clearance by the U.S. FDA. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters' range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others the uncertainties of the U.S. FDA clearance process, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-cleared or marketed in the United States.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Lee Roth
         The Ruth Group
         646-536-7012
         lroth@theruthgroup.com